                                                                     EXHIBIT 12

          RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                            (DOLLARS IN THOUSANDS)

                           PROFORMA                    YEAR ENDED
                         ------------- ----------------------------------------------
                             1995        1995      1994      1993     1992     1991
                         ------------- --------  --------  --------  -------  -------
                           (UNAUDITED)
Pretax loss from
 continuing operations..   $(37,633)   $(22,618) $(38,011) $(10,850) $(3,223) $(4,789)
Plus:
  Fixed Charges(1)(2)...     12,503         226     4,097     4,949    5,044    5,912
  Equity in (income)
   loss of affiliate ...        --       22,074    28,294     3,855   (3,121)  (2,030)
  Minority loss.........     (9,100)        --        --        --       --       --
                           --------    --------  --------  --------  -------  -------
                              3,403      22,300    32,391     8,804    1,923    3,882
Fixed charges exceed
 earnings by............   $(34,230)   $   (318) $ (5,620) $ (2,046) $(1,300) $  (907)
                           ========    ========  ========  ========  =======  =======

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(1) The term "fixed charges" includes the total of (A) interest expense, (B)
    one third of rental expense deemed representative of the interest factor and (C) preferred stock dividend requirements.

(2) Includes portion of rental expense deemed representative of the interest factor of $2,446, $77, $90, $ 95, $96 and $96 in the pro forma 1995 fixed charges, and in the years ended December 31, 1995, 1994, 1993, 1992 and 1991. Also included is $189 for preferred stock dividend requirements in the pro forma 1995 amount.